United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale informs on new composition of the Audit Committee

Rio de Janeiro, May 26th, 2021 - Vale S.A. (“Vale” or “Company”) informs that its Board of Directors has appointed as members of the Company's Audit Committee (“committee”), with a tenure until 2023: Mr. Mauro Rodrigues da Cunha and Mr. Manuel Lino Silva de Sousa Oliveira (Ollie Oliveira), members¹ of the Company's Board of Directors and with first participation in the referred committee; and Mrs. Luciana Pires Dias and Mr. Sergio Ricardo Romani, both external experts and reappointed to the committee, in which they have participated since its installation, in March 2020.

Mr. Mauro Rodrigues da Cunha will exercise the position of Interim Coordinator of the Audit Committee, until Mr. Ollie Oliveira becomes effective member of the Board of Directors of Vale, expected by August 1st, 2021. On this occasion, Mr. Ollie Oliveira should assume the position of Coordinator of the Audit Committee and Mr. Mauro Rodrigues da Cunha will remain a member of the committee.

Vale's Audit Committee is a statutory advisory body to the Board, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory standards, the adequacy of processes related to risk management and the activities of internal and independent auditors.

¹ Mr. Ollie Oliveira was elected at the Annual General Meeting on April 30, 2021 and is expected to take office on August 1, 2021.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: May 26, 2021		Head of Investor Relations